UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          MANAGED CARE SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   561 906 108
                                 (CUSIP Number)

                            Hollybank Investments, LP
                        One Financial Center, Suite 1600
                           Boston, Massachusetts 02111
                                 (617) 526-8963
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 10, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 2 of 10 Pages
---------------------                                         ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hollybank Investments, LP
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       535,747
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH                        None
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        535,747
                            10         SHARED DISPOSITIVE POWER

                                       None
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           535,747
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.3%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 3 of 10 Pages
---------------------                                         ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorsey R. Gardner
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           PF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       115,000**   **Please refer to Item 5,
       BENEFICIALLY                                  page 5 for disclaimer of
         OWNED BY                                    beneficial ownership.
           EACH             8          SHARED VOTING POWER
         REPORTING
          PERSON                       None
           WITH             9          SOLE DISPOSITIVE POWER

                                       115,000**   **Please refer to Item 5,
                                                     page 5 for disclaimer of
                                                     beneficial ownership.
                            10         SHARED DISPOSITIVE POWER

                                       None
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           115,000**   **Please refer to Item 5, page 5 for disclaimer of
                         beneficial ownership.
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%**      **Please refer to Item 5, page 5 for disclaimer of
                         beneficial ownership.
14         TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 4 of 10 Pages
---------------------                                         ------------------



Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Managed Care Solutions, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 7600 N. 16th Street, #150, Phoenix, Arizona, 85020.


Item 2.  Identity and Background

         The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner"). The business address of both Gardner and LP is One Financial Center, Suite 1600, Boston, Massachusetts, 02111. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. As of the date hereof, LP's sole business is securities investment. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         This statement relates specifically to LP's March 10, 1997 purchase of 49,516 Shares of Managed Care Solutions, Inc. at a per share price of $1.9675 (including the $.03/share commission) on the NASDAQ System. This purchase, when aggregated with Gardner and LP's previously purchased Shares, gives Gardner deemed beneficial ownership of 650,747 of the 4,364,712 outstanding Shares, thus triggering this reporting requirement. LP used its working capital to make this and every other Share purchase, while Gardner has used his personal funds for his purchases.


Item 4.  Purpose of Transaction

         LP and Gardner have purchased their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 5 of 10 Pages
---------------------                                         ------------------



         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement, LP is the beneficial owner of 535,747 Shares (approximately 12.3% of the outstanding Shares as of January 10, 1997, based on information provided in the Company's 10-Q filed January 15,
1997). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 6 of 10 Pages
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         (ii) As of the date of this Statement, Gardner beneficially owns 115,000 Shares (approximately 2.6% of the outstanding Shares as of January 10, 1997, based on information provided in the Company's 10-Q filed January 15,
1997). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

         (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting and investment power with respect to the Shares reported in (a)(ii) above.

         (c)(i) LP has, during the past 60 days, effected the following Share purchases:

         DATE              SHARES PURCHASED                   PRICE PER SHARE

         01/10/97            35,000 Shares                        $3.2275
         01/15/97             8,500 Shares                        $3.2375
         01/20/97             5,000 Shares                        $3.2375
         01/21/97            27,000 Shares                        $3.2375
         01/22/97             6,000 Shares                        $3.2375
         01/23/97             5,000 Shares                        $3.2375
         02/03/97             2,000 Shares                        $2.9250
         02/10/97             6,000 Shares                        $2.8625
         02/14/97             5,000 Shares                        $2.8625
         02/18/97             6,000 Shares                        $2.6750
         02/19/97            20,000 Shares                        $2.6125
         03/10/97            49,516 Shares                        $1.9675

These purchases, accomplished via NASDAQ System trades, were effected strictly as security investments. As a result of these purchases, LP is the beneficial owner of the 535,747 Shares referenced in (a)(i) above.

            (ii) Gardner has, during the past 60 days, effected the following Share purchases:

         DATE              SHARES PURCHASED                   PRICE PER SHARE

         01/10/97            20,000 Shares                        $3.2275
         01/23/97             3,000 Shares                        $3.2375
         02/21/97             5,000 Shares                        $2.8625

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 7 of 10 Pages
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These purchases, accomplished via NASDAQ System trades, were effected strictly as security investments. As a result of these purchases, Gardner is the beneficial owner of the 115,000 Shares referenced in (a)(ii) above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.


Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 8 of 10 Pages
---------------------                                         ------------------




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            HOLLYBANK INVESTMENTS, LP



                                            By: /s/Dorsey R. Gardner
                                               -------------------------
                                                 Dorsey R. Gardner
                                                 General Partner


                                            /s/Dorsey R. Gardner
                                            ---------------------------
                                            Dorsey R. Gardner


Date: 3/11/97

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                         Page 9 of 10 Pages
---------------------                                         ------------------




                                  EXHIBIT INDEX

                Exhibit                                                    Page

1.       Joint Filing Agreement                                             10